August 14, 2009
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Pregis Holding II Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File No. 333-130353-04
Dear Mr. O’Brien:
This letter sets forth the response of Pregis Holding II Corporation (the “Company”) to the comment letter dated August 11, 2009 of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2009. In order to ease your review, we have repeated each comment in its entirety in bold text in the original numbered sequence.
Form 10-Q for Fiscal Year Quarter Ended March 31, 2009
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1. We have read your response to prior comments 6 and 10. Based on your response it appears that an interim impairment test of goodwill and other intangible assets was not performed at March 31, 2009, because your annual impairment test completed in October 2008 contemplated significant declines in future sales. Given that goodwill and intangible assets accounted for 18% and 6%, respectively of total assets as of March 31, 2009, your history of losses, and the continued decline sales, we urge you to consider enhanced disclosure surrounding the recoverability of goodwill and other intangible assets in your quarterly filings. Specifically, in future filings please alert investors when the fair value of a reporting unit does not materially exceed its carrying value when assessing goodwill and when the fair value of other intangible assets does not materially exceed the carrying value. When fair value does not materially exceed carrying value, please quantify the headroom between fair value and carrying value to allow investors the ability to gauge possible impairment in future periods.

Terence O’Brien
August 14, 2009

Response:
We will include enhanced disclosures surrounding the recoverability of goodwill and other intangible assets in future filings. We will include such disclosures in our June 30, 2009 Form 10-Q.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact Keith LaVanway, our Chief Financial Officer, at 847-597-9353.

Sincerely,
/s/ Michael T. McDonnell
Name:	Michael T. McDonnell
Title:	President and Chief Executive Officer